# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: CREATIVE REALITIES, INC., CIK 0001356093
CUSIP: 22530J309
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 13100 MAGISTERIAL DRIVE, SUITE 102, LOUISVILLE, Kentucky (KY), 40223
Date of event which requires filing of this statement: 10/15/2025
Amends the filing with accession number 0001437749-24-004352
Filed by CIK 0001076128
Persons authorized to receive notices and communications: Richard C. Mills, 13100 Magisterial Drive, Suite 102, Louisville, Kentucky (KY), 40223, 502-791-8800

## Reporting persons
- MILLS RICHARD C (CIK 0001076128): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO), personal funds (PF); sole voting power 1,435,260; shared voting power 0; sole dispositive power 1,435,260; shared dispositive power 0; aggregate amount beneficially owned 1,435,260 (12.8% of the class)
  Comment: Note to Rows 7, 9 and 11: Includes (i) 752,601 shares beneficially owned by the Reporting Person individually (which number, as of the filing date of this Amendment No. 2 to Schedule 13D, includes 302,601 shares held directly by the Reporting Person and 450,000 shares issuable upon the future vesting of currently unvested portions of a restricted stock unit award granted to the Reporting Person), (ii) 653,334 shares purchasable upon the exercise of outstanding vested options owned by the Reporting Person individually, and (iii) 29,325 shares owned by RFK Communications, LLC ("RFK"). The Reporting Person serves as the sole manager of RFK and has sole voting and investment power over shares of the issuer held by RFK.
  
  Note to Row 13: Based on 10,518,932 shares of Common Stock outstanding as of August 12, 2025, as reported in the Issuer's Form 10-Q filed with the SEC on August 13, 2025, plus 653,334 shares of Common Stock issuable upon exercise of vested options to purchase shares of Common Stock beneficially owned by the Reporting Person and 450,000 shares issuable upon the future vesting of currently unvested portions of a restricted stock unit award granted to the Reporting Person.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: CREATIVE REALITIES, INC.
Address of issuer's principal executive offices: 13100 MAGISTERIAL DRIVE, SUITE 102, LOUISVILLE, Kentucky (KY), 40223
Comment:
The name of the issuer is Creative Realities, Inc., a Minnesota corporation (the "Issuer"). The address of the Issuer's principal executive offices is 13100 Magisterial Drive, Suite 102, Louisville, Kentucky 40223. This Schedule 13D relates to the Issuer's Common Stock, $0.01 par value per share (the "Common Stock"). All share and price information set forth in this Schedule 13D has been adjusted to reflect the Issuer's 1-for-30 and 1-for-3 reverse stock splits effective on October 17, 2018 and March 27, 2023, respectively.

The following constitutes Amendment No. 2 ("Amendment No. 2") to the Schedule 13D filed by the undersigned on February 15, 2024, as amended on July 8, 2025 (as so amended, the "Schedule 13D"). This Amendment No. 2 amends the Schedule 13D as specifically set forth herein. Unless otherwise defined herein, all capitalized terms used herein shall have the meanings given to them in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction: Except as noted in Item 6 of this Amendment No. 2, as of the date of the filing of this Amendment No. 2, the Reporting Person does not have a plan or proposal that relates to or would result in any of the transactions enumerated in sub items (a) through (j) of the instructions to Item 4 of this Schedule 13D. Notwithstanding the foregoing, the Reporting Person reserves the right to effect any such actions as any of them may deem necessary or appropriate in the future.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: On October 15, 2025, Issuer entered into a Securities Purchase Agreement (the "Securities Purchase Agreement") with certain accredited investors (collectively, the "Buyers"), pursuant to which the Issuer agreed to sell to the Buyers in a private placement, for an aggregate gross purchase price of $30.0 million, an aggregate of 30,000 shares of a newly established series of preferred stock, par value $0.01 per share, to be designated as Series A Convertible Preferred Stock (the "Preferred Shares")(the "Offering"). The Preferred Shares will be convertible into shares of Common Stock ("Conversion Shares"), subject to a 19.99% "Beneficial Ownership Limitation" and an "Exchange Cap" limitation, each as set forth a Certificate of Designations, Preferences and Rights of Series A Convertible Preferred Stock to be filed with the Minnesota Secretary of State prior to the closing of the Offering. Issuer has reported that it anticipates closing the Offering concurrently with the closing of Issuer's pending acquisition of DDC Group International, Inc., an Ontario corporation and wholly owned subsidiary of Cineplex Entertainment Limited Partnership, subject to the satisfaction of closing conditions. Under the Securities Purchase Agreement, Issuer has agreed to call and hold, not later than 90 days after the closing of the Offering, an annual or special meeting of shareholders to approve the issuance of Conversion Shares in excess of the Exchange Cap limitation and to increase the maximum Beneficial Ownership Limitation percentage to 49.99%. On October 15, 2025, and in connection with the execution of the Securities Purchase Agreement, the Reporting Person entered into a Voting Agreement (the "Voting Agreement") under which he has agreed to vote his shares of Common Stock in favor of such approval. The description of the Voting Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which is filed as Exhibit 10.8, which is hereby incorporated by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit
Number Description of Exhibits

10.8 Voting Agreement dated as of October 15, 2025 by and between Richard Mills and the Issuer.

## Signatures
- MILLS RICHARD C: /s/ Richard C. Mills, Richard C. Mills (10/17/2025)